UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):     ☐

RELEVANT INFORMATION

NYSE to Suspend Trading Immediately in Avianca Holdings S.A. (AVH) and Commence Delisting Proceedings

Bogota, May 12, 2020 – Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) informs that the New York Stock Exchange (“NYSE”) announced on May 11, 2020 that, as the Company believes is its customary practice, the NYSE has suspended trading in the Company’s American Depositary Shares (the “ADSs”), each representing eight preferred shares of the Company, as a result of the Company’s filing on May 10, 2020 of voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.

The NYSE notified the Company that it will also apply to the Securities and Exchange Commission to delist the ADSs once any applicable procedures are completed, including any appeal by the Company of the NYSE staff’s decision.

Additionally, the Company informs that the Colombian Stock Exchange (Bolsa de Valores de Colombia, “BVC”) notified Avianca that (i) the Company’s preferred shares continue to trade on the BVC, (ii) the Company’s preferred shares continue to be ineligible for repo transactions and are inadmissible as collateral for margin calls in other types of transactions, and (iii) starting on May 11, 2020, no futures or options contracts in respect of Avianca’s preferred shares may be entered into.

*About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, the Company announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020

AVIANCA HOLDINGS S.A.
By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary